EXHIBIT 99.30

MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:              NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.
355 Burrard Street, Suite 840
Vancouver, BC  V6C 2G8

ITEM 2:              DATE OF MATERIAL CHANGE

February 3, 2010

ITEM 3:              NEWS RELEASE

February 3, 2010, via Marketwire.

ITEM 4:              SUMMARY OF MATERIAL CHANGE

The Company has entered into a $30 million bought deal financing with a syndicate of underwriters co-led by CIBC and Canaccord Financial Ltd.

ITEM 5:              FULL DESCRIPTION OF MATERIAL CHANGE

The Company has entered into a bought deal financing with a syndicate of underwriters co-led by CIBC and Canaccord Financial Ltd.  The Company intends to issue 13,050,000 common shares at a price of $2.30 per common share (“Offering Price”) for gross proceeds to the Company of approximately $30 million (the "Offering"). The Offering is expected to close on or about March 2, 2010 and is subject to regulatory approval.

The Company has granted the Underwriters an over-allotment option exercisable for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the number of common shares issued pursuant to the Offering at the Offering Price.  The common shares will be offered in British Columbia, Alberta, Manitoba and Ontario via a short-form prospectus.

The Company intends to use the net proceeds from the Offering to partially fund the construction of its 100% owned San Jose project in the state of Oaxaca, Mexico and for general corporate purposes.

Closing of the Offering is subject to certain conditions, including but not limited to, receipt of all necessary securities regulatory approvals, including the approval of the Toronto Stock Exchange.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States absent an exemption from registration

ITEM 6:              RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:              OMITTED INFORMATION

Not applicable.

ITEM 8:              EXECUTIVE OFFICER

Jorge Ganoza Durant, President & CEO
Telephone: 604-484-4085

ITEM 9:              DATE OF REPORT

February 4, 2010